SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

          ------------------------------------------------------------

                                   Schedule TO

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                          American Precision Industries

          ------------------------------------------------------------

                            (Name of Subject Company)

                               Danaher Corporation

          ------------------------------------------------------------

                        (Name of Filing Person - Offeror)

                   Common Stock, Par Value $.66 2/3 Per Share

          ------------------------------------------------------------

                         (Title of Class of Securities)

                                   029069 10 1

          ------------------------------------------------------------

                      (CUSIP Number of Class of Securities)

                               Patrick W. Allender

          ------------------------------------------------------------

                Senior Vice President and Chief Financial Officer
                               Danaher Corporation
                             1250 24th Street, N.W.
                             Washington, D.C. 20037
                            Telephone: (202) 828-0850
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                             Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

          ------------------------------------------------------------

                            CALCULATION OF FILING FEE

===========================================================================
        TRANSACTION VALUATION                 AMOUNT OF FILING FEE
---------------------------------------------------------------------------
---------------------------------------------------------------------------
           Not Applicable                        Not Applicable
===========================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                            DANAHER CORPORATION
                          1250 24TH STREET, N.W.
                                 SUITE 800              TELEPHONE (202) 828-0850
                          WASHINGTON, D.C. 20037       TELECOPIER (202) 828-0860


FOR IMMEDIATE RELEASE

CONTACTS:        PATRICK W. ALLENDER             DEBORAH K. PAWLOWSKI
                 CHIEF FINANCIAL OFFICER         DIRECTOR, INVESTOR RELATIONS
                 DANAHER CORPORATION             AND CORPORATE COMMUNICATIONS
                 (202) 828-0850                  AMERICAN PRECISION INDUSTRIES
                                                 (716) 684-9700

               DANAHER CORPORATION ANNOUNCES AGREEMENT TO ACQUIRE
                AMERICAN PRECISION INDUSTRIES AT $19.25 PER SHARE
--------------------------------------------------------------------------------


      Washington, D.C., February 16, 2000 -- Danaher Corporation (NYSE:DHR) announced today that it has entered into a definitive merger agreement with American Precision Industries Inc. ("API") (NYSE:APR) to acquire all of the outstanding shares of API at a cash price of $19.25 per share. The transaction has a total value of approximately $250 million, including assumption of debt. The directors of both companies have approved the merger agreement.

      API, headquartered in Buffalo, New York, is a $235 million revenue manufacturer of motion products and heat transfer equipment. Motion products include brushless DC servo motors, miniature motors, drives, feedback devices and power transmission components. Heat transfer, which represents approximately 40% of revenues, manufactures heat exchangers and related equipment. Danaher indicated that, while a final decision has not been made, it would more likely than not seek to find a buyer for the heat transfer business.

      George M. Sherman, President and Chief Executive Officer of Danaher Corporation, stated, "API's technology and products are highly complementary to our existing motion business and greatly enhance our ability to provide motion control solutions to a wider customer base. We look forward to working with the API management team and associates."

      Kurt Wiedenhaupt, Chairman, President and CEO of API, stated, "I am very excited for all stakeholders in API. The similarity in strategy and values of both companies makes this an ideal combination for the creation of value for all. The considerable financial strength of Danaher will allow API to continue its success in the ongoing consolidation in its industries."

      Under the merger agreement, Danaher will commence a tender offer for API's outstanding shares, which will be subject to certain conditions, including at least a majority of API's outstanding shares, on a fully diluted basis, being tendered without withdrawal prior to the expiration of the offer, and clearance of the transaction under applicable antitrust laws being obtained. Shareholders who own more than 20 percent of API's outstanding shares on a fully diluted basis have executed agreements with Danaher to tender their shares.

      American Precision Industries Inc. is a multi-domestic producer of products for the motion control and heat transfer industries.
(www.apicorporate.com)

      Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components. (www.danaher.com)

      All stockholders should read the tender offer statement concerning the tender offer that will be filed by Danaher, and the solicitation/recommendation statement that will be filed by API, with the Securities and Exchange Commission
(SEC) and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements, as well as other filings containing information about Danaher and API, without charge, at the SEC's Internet site (www.sec.gov). Copies of the tender offer and the solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Danaher's Corporate Secretary.


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